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                                                                     EXHIBIT 7.8


AMRE, INC.                                                         PRESS RELEASE
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CONTACT:         Stephen P. Holmes                         FOR IMMEDIATE RELEASE
                 HFS Incorporated
                 Chief Financial Officer
                 (201) 952-8423

                 Larry H. Lattig
                 AMRE, Inc.
                 Vice President & Treasurer
                 (214) 658-6411


                   HFS INCORPORATED AND AMRE, INC. ENTER INTO
                  CENTURY 21(R) HOME IMPROVEMENT LICENSE PACT

                AGREEMENT LICENSES #1 NAME IN REAL ESTATE TO THE
                   AMERICA'S LARGEST HOME IMPROVEMENT COMPANY


         OCTOBER 18, 1995, PARSIPPANY, NJ AND DALLAS, TX - HFS Incorporated (NYSE:HFS) and AMRE, Inc. (NYSE:AMM) today announced that AMRE has entered into a 20 year licensing agreement with HFS for use of the name: CENTURY 21 HOME IMPROVEMENTS. For the past 13 years, AMRE has marketed its home improvement services under the Sears name, as the largest licensee of Sears, Roebuck & Co. and has notified Sears of its intention not to renew its license when it expires on December 31, 1995.

         Under the terms of the agreement, AMRE will receive the exclusive license and sublicensing rights for the name CENTURY 21 HOME IMPROVEMENTS in the United States, Canada and Mexico for a range of home improvement products. AMRE will pay fees to HFS equal to the greater of 3 percent of revenues or certain guaranteed minimums starting at $11 million in 1996 and escalating to approximately $40 million during the term of the license agreement. AMRE's revenues for the past twelve months were approximately $285 million.

         By combining forces with AMRE, the advertising and promotional commitment to support the Century 21 brand will be more than doubled. AMRE spends over $65 million annually to market its products and services to consumers which in the future will be devoted to promoting the CENTURY 21 HOME IMPROVEMENTS name. AMRE will contribute $10 million annually into the CENTURY 21 National Advertising Fund to promote the CENTURY 21 name.





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INCREASED PROFITS FOR BROKERS/AGENTS

         AMRE, as CENTURY 21 HOME IMPROVEMENTS, will also provide a new source of revenue and profits for CENTURY 21 brokers and agents by paying fees for referral business generated from the CENTURY 21 real estate system. Additionally, through its extensive marketing efforts, CENTURY 21 HOME IMPROVEMENTS will provide a unique source of home ownership lead generation for CENTURY 21 real estate offices that can not be duplicated by any other real estate company.

MAXIMIZING THE POWER OF CENTURY 21 BRAND NAME

         "CENTURY 21 HOME IMPROVEMENTS will help our brokers maximize the power of the industry's dominant brand name," said Robert W. Pittman, Managing Partner and CEO of Century 21 Real Estate Corporation. "It's a terrific opportunity for brokers and agents to enhance their relationship with housing consumers, while at the same time increasing their profitability through referral fees as well as through a new, unique source of lead generation. This is the first of several high-quality, value-added services we plan to make available as we move CENTURY 21 toward a "one-stop shopping" concept for home buyers and sellers."

         Continued Pittman, "AMRE is the ideal partner for this venture. AMRE brings to the relationship a long, successful history of providing quality home improvement products and services, supported by a strong service warranty. It will greatly support this business, as well as increase the marketing impressions of the CENTURY 21 name, with a substantial advertising and promotional commitment. AMRE's decision to switch to CENTURY 21 from SEARS validates the strength of the CENTURY 21 name and our aggressive vision to transform the residential real estate and related services industry."

AMRE GROWTH OPPORTUNITY

         "AMRE is excited to be joining forces with CENTURY 21 - by far the #1 name in real estate," said Robert M. Swartz, President and CEO of AMRE.
"Their vast network of brokers and potential for lead generation will create an unparalleled resource of opportunity to continue to build this business. CENTURY 21 HOME IMPROVEMENTS continues AMRE's long-standing tradition of quality in providing high value products and services to our customers."

         "We tested the power of the CENTURY 21 name in connection with potential home improvement customers and have found that it imparts a powerful seal of approval. The opportunities for the growth of CENTURY 21 HOME IMPROVEMENTS are substantial, as we expand throughout North America and add new products to enhance our long-term profitability and shareholder value," said Mr. Swartz.





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         In conjunction with this agreement, CENTURY 21 HOME IMPROVEMENTS kiosks will be opened in shopping malls around the country and a toll free number will be established to service customers interested in home improvements and to generate leads for CENTURY 21 real estate offices.

         This agreement becomes effective January 1, 1996. AMRE will record a one-time non-recurring charge of up to $5 million in its fourth quarter ending December 31, 1995, for expenses associated with the brand name change from Sears to CENTURY 21 HOME IMPROVEMENTS.

         HFS and an investor, David L. Moore, President and CEO of Garden State Brickface, Windows & Exteriors will provide $8 million to AMRE through a combination of a credit facility and common and preferred stock purchase to assist AMRE in its efforts to further increase its leading position in the home improvement industry. In connection with these agreements, Mr. Moore, Robert
W. Pittman, Managing Partner and CEO of CENTURY 21, and Stephen P. Holmes, Chief Financial Officer of HFS, have agreed to join AMRE's Board of Directors.

         AMRE, Inc. is the country's leading provider of high-quality home improvement products and services. AMRE provides a range of premium home improvement products including vinyl siding, vinyl and aluminum windows, cabinet refacing, and textured coating. Under the CENTURY 21 HOME IMPROVEMENTS agreement, AMRE will be licensed for 14 additional product categories including roofing, heating and air conditioning, fencing, decks, and patios. AMRE's products are of the highest quality, engineered to exacting qualifications and passing stringent testing. AMRE has 62 offices in 48 markets across the United States and more than 800 sales representatives. AMRE, Inc.'s stock is listed on the New York Stock Exchange under the symbol "AMM."

         HFS Incorporated is the world's largest franchisor of hotels and residential real estate brokerage offices. Its stock is listed on the New York Stock Exchange under the symbol "HFS." In lodging, the Company has over 4,600 Days Inn, Howard Johnson, Knights Inn, Park Inn International, Ramada, Super 8 and Villager Lodge franchised hotels with approximately 450,000 rooms in the United States, Canada, Latin America and Europe. In residential real estate, HFS has approximately 6,000 CENTURY 21 franchised offices in the United States and twelve other countries.





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